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LIMITED

31 July 2014

Ms Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549-4628

Dear Ms Jenkins

I acknowledge receipt of your letter dated 29 July 2014.

We are currently preparing our half year results for disclosure to the market on 21 August, and further will require liaison with our joint venture partner Alcoa Inc as we prepare our response to certain questions.

Accordingly, I request an amended response time. I plan to provide the requested response within 45 days.

I would appreciate your acknowledgement of this amended response time.

Yours faithfully

/s/ CHRIS THIRIS
CHRIS THIRIS
CHIEF FINANCIAL OFFICER